United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 1, 2020

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

LONDON, 1 May 2020

COCA-COLA EUROPEAN PARTNERS

Correction to Annual report on remuneration
This is a correction to the disclosure in the 2019 Annual Report on Remuneration.  It corrects the illustration of the 2019 Long-Term Incentive Plan vesting schedule.
Further to the publication of the Integrated Report for the financial year ended 31 December 2019 for Coca-Cola European Partners plc (the "Company") on 16 March 2020, the Company seeks to correct a typographical error in the illustration of the vesting schedule for Long-Term Incentive Plan (“LTIP”) awards granted in 2019 on page 100, within the Annual report on remuneration.
The vesting levels included in the table heading row were incorrect. The full corrected table is presented below.
The vesting of awards is subject to the achievement of the following performance targets:

			Vesting level (% of Target)(C)
Measure	Definition	Weighting	Threshold (25% vesting)	Target (100% vesting)	Maximum (200% vesting)
EPS(A)	Compound annual growth over the three year period 2019-2021	50%	5.7% p.a.	11.0% p.a.	15.5% p.a.
ROIC(B)	ROIC achieved in the final year of the performance period (2021)	50%	10.9%	12.4%	13.9%
(A) Comparable and on a tax and currency neutral basis. Targets include the impact of share buybacks to provide greater alignment with external expectations. The targets have been set based on current assumptions in respect of share buybacks over the performance period. The final performance targets will be adjusted to reflect the actual value of share buybacks made during the performance period to neutralise any variances and will be fully disclosed at the time of vesting.
(B) ROIC calculated as comparable operating profit after tax, on a tax and currency neutral basis, divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity less cash and cash equivalents. For the purpose of these awards, invested capital excludes the effect of the Group’s adoption of IFRS 16 on 1 January 2019.
(C) Straight-line vesting between each vesting level (shown).
Note that the equivalent table included on page 86 of the 2018 Integrated Report correctly disclosed the vesting schedule for the 2019 LTIP.

CONTACTS

Company Secretariat Clare Wardle T +44 20 7355 8406	Investor Relations Sarah Willett +44 7970 145 218	Media Relations Shanna Wendt T +44 7976 595 168

ABOUT CCEP
Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling and distributing an extensive range of non-alcoholic ready-to-drink beverages and is the world's largest Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: May 1, 2020	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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